UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

WISeKey International Holding AG

(Name of Issuer)

Class A ordinary shares, par value CHF 0.01 per share

Class B ordinary shares, par value CHF 0.05 per share

(Title of Class of Securities)

97727L200**

(CUSIP Number)

Carlos Moreira

c/o

WISeKey International Holding AG

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

Tel: +41-22-594-3000

Fax: +41-22-594-3001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares of the Issuer, each representing five Class B ordinary shares. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97727L200	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Moreira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,508,733 Class A ordinary shares 953,179 Class B ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,508,733 Class A ordinary shares 953,179 Class B ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,508,733 Class A ordinary shares 953,179 Class B ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.2% of the Class A ordinary shares 3.1% of the Class B ordinary shares (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage of the class of securities beneficially owned by the reporting person is calculated based on (i) 40,021,988 Class A ordinary shares and (ii) 30,789,624 Class B ordinary shares of the Issuer actually issued and outstanding as of January 27, 2020.

CUSIP No. 97727L200	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to Class A ordinary shares, par value CH0.01 per share and Class B ordinary shares, par value CH0.05 per share (including the Class B ordinary shares represented by American Depositary Shares) of WISeKey International Holding AG, a company incorporated under the laws of Switzerland (the “Issuer”). The Issuer’s American Depositary Shares (the “ADSs”), each representing five Class B ordinary shares, are listed on the NASDAQ Stock Market under the symbol “WKEY.” The Issuer’s Class B ordinary shares are listed on the Swiss Exchange (“SIX”) under the symbol “WIHN.” Each Class A ordinary share and Class B ordinary share is entitled to one vote per share.

The address of the principal executive office of the Issuer is General-Guisan-Strasse 6, 6300 Zug, Switzerland.

As used in this Schedule 13D, the term “Ordinary Shares” includes Class A ordinary shares and Class B ordinary shares (including the Class B ordinary shares represented by ADSs). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by Carlos Moreira, pursuant to the Act.

(b)	Mr. Moreira’s business address is:

c/o WISeKey International Holding AG

General-Guisan-Strasse 6

6300 Zug

Switzerland

(c)	The principal occupation of Mr. Moreira: Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)	During the past five years, Mr. Moreira has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Moreira has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Moreira is a citizen of Switzerland.

Item 3.  Source or Amount of Funds or Other Consideration.

In November 2015, Mr. Moreira contributed the full capital amount of the Issuer and acquired 10,000,000 Class A ordinary shares at the time of the incorporation of the Issuer. The funds contributed for this were provided by WiseTrust SA, which, at the time, was 100% owned by Mr. Moreira.

CUSIP No. 97727L200	13D	Page 4 of 7 Pages

As of March 01, 2016, Mr. Moreira held 100% of the equity interests in WiseTrust SA, a predecessor of the Issuer. On March 02, 2016, Mr. Moreira acquired 30,021,988 Class A ordinary shares in consideration for his contribution of WiseTrust SA shares to the Issuer.

With the reverse acquisition on March 22, 2016, whereby WISeKey International Holding AG acquired the operations of WISeKey SA, Mr. Moreira converted his shareholding in WISeKey SA into 160,700 Class B ordinary shares.

On March 31, 2016, Mr. Moreira entered into a lock-up agreement whereby Mr. Moreira exchanged 11,421,320 of his Class A ordinary shares for 2,284,264 Class B ordinary shares corresponding to a ratio of 5:1.

During the year 2017, through private share exchange transactions, Mr. Moreira exchanged 1,956,602 Class B ordinary shares into 9,783,015 Class A ordinary shares corresponding to a ratio of 5:1.

On April 24, 2018, Mr. Moreira repaid the Issuer 100,000 Class B ordinary shares as full settlement of the amount due for a short-term loan granted to him by the Issuer in the amount of CHF 472,500 (USD 484,751) on November 03, 2017.

In 2018, a combination of exchange of Class B ordinary shares for Class A ordinary shares and sale of Class B ordinary shares to the company as debt repayment brought Mr. Moreira's shareholding to 38,508,733 Class A ordinary shares and 953,179 Class B ordinary shares as of September 30, 2019.

On September 27, 2019, in connection with Mr. Moreira’s service as an employee of the Issuer and pursuant to an Option Agreement dated September 27, 2019 and the Wisekey Employee Stock Option Plan dated September 29, 2016 (the terms of such agreements are incorporated by reference herein), the Issuer granted Mr. Moreira 693,184 options for the acquisition of an equal number of Class B ordinary shares. The options may be exercised at any time on or before September 26, 2026, at an exercise price per option equal to CHF 0.05 per Class B ordinary share. On January 16, 2020, Mr. Moreira exercised all of these options. The payment of the exercise price was paid from the personal funds of Mr. Moreira.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Mr. Moreira is the Chief Executive Officer and Chairman of the Board of the Issuer. With the exception of the exercise of the options on January 16, 2020 (as described in Item 3 above), all of the Ordinary Shares beneficially owned by Mr. Moreira were acquired prior to the listing of the Issuer’s ADSs on the NASDAQ Stock Market on December 04, 2019. Mr. Moreira entered into these transactions to acquire and maintain control of the Issuer and for investment purposes.

Mr. Moreira has no present plans or proposals for the disposition of shares beneficially owned by him or for acquisition of additional shares. Mr. Moreira, however, expects to evaluate on a continuing basis his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, Mr. Moreira may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares. In addition, Mr. Moreira may, from time to time, transfer shares beneficially owned by him for tax or other economic planning purposes.

Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 97727L200	13D	Page 5 of 7 Pages

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	As of January 27, 2020, Mr. Moreira beneficially owned: (i) 38,508,733 Class A ordinary shares, representing 96.2% of the actually issued and outstanding Class A ordinary shares, and (ii) 953,179 Class B Ordinary Shares representing 3.1% of the actually issued and outstanding Class B ordinary shares. Each Class A ordinary share and Class B ordinary share is entitled to one vote per share.

(b)	As of January 27, 2020, the number of Ordinary Shares that are beneficially owned by Mr. Moreira as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

a.	sole power to vote or to direct the vote:

-	38,508,733 Class A ordinary shares

-	953,179 Class B ordinary shares

b.	shared power to vote or to direct the vote: 0

c.	sole power to dispose or to direct the disposition:

-	38,508,733 Class A ordinary shares

-	953,179 Class B ordinary shares

d.	shared power to dispose or to direct the disposition: 0

(c)	Except as set forth in this Schedule 13D, Mr. Moreira has not effected any transactions with respect to the Ordinary Shares of the Issuer within the last 60 days.

(d)	No person is known to Mr. Moreira to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule13D.

(e)	Not applicable.

CUSIP No. 97727L200	13D	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

The options granted to Mr. Moreira are governed by the terms of the WISeKey Employee Share Option Plan, dated September 29, 2016 and the Option Agreement dated September 27, 2019. The terms of such agreements are incorporated by reference herein. The Option Agreement provides that 693,184 options were granted to Mr. Moreira, each giving the right to one Class B ordinary share at CHF 0.05 per share. The options are fully vested and exercisable immediately, up until September 26, 2026. The Option Agreement states that the options may be exercised immediately but the Class B ordinary shares obtained cannot be sold immediately: 235,682 Class B ordinary shares can be sold beginning on December 3, 2020; 228,751 Class B ordinary shares can be sold beginning on December 03, 2021; and 228,751 Class B ordinary shares can be sold beginning on December 03, 2022.

Each of the holders of our Class A ordinary shares (including Mr. Moreira) has signed a shareholder agreement with the Issuer pursuant to the terms of which the holder of the Class A ordinary shares undertakes (i) not to create or permit the creation of any encumbrances over the Class A ordinary shares, and (ii) not to transfer the Class A ordinary shares except to a “permitted transferee” (which is defined to include certain family members and affiliates) of the shareholder who in turn agree to be bound by the shareholder agreement or to sign a new shareholder agreement with the Class A ordinary shares. In addition, the holder of the Class A ordinary shares has the right to request the Issuer to convert the Class A ordinary shares into Class B ordinary shares (by putting the requested conversion on the agenda of the next annual meeting of the Issuer’s shareholders). The conversion of Class A ordinary shares into Class B ordinary shares is subject to approval by the Issuer’s shareholders holding Class A ordinary shares and Class B ordinary shares. The holders of Class A ordinary shares who have signed the shareholder agreement have undertaken to vote in favor of requests for conversions of Class A ordinary shares into Class B ordinary shares. Upon conversion, each five (5) Class A ordinary shares are converted into one (1) Class B ordinary share. Once Class A ordinary shares are converted into Class B ordinary shares, such Class B ordinary shares are no longer subject to the restrictions of the shareholder agreement and may be transferred on the same terms as other Class B ordinary shares. Mr. Moreira’s Class A ordinary shares are governed by the terms of a Reconfirmation Agreement with the Issuer dated January 24, 2020. The terms of such agreement are incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Option Agreement between WISeKey International Holding AG and Carlos Moreira, dated September 27, 2019

Exhibit 2: WISeKey Employee Share Option Plan, dated September 29, 2016 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form 20-F filed November 08, 2019)

Exhibit 3: Reconfirmation Agreement between WISeKey International Holding AG and Carlos Moreira, dated January 24, 2020

CUSIP No. 97727L200	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Carlos Moreira Name: Carlos Moreira

Date: January 27, 2020